UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tier Technologies, Inc.

(Name of Issuer)

Class B Common Stock, no par value

(Title of Class of Securities)

88650Q100

(CUSIP Number)

John C. Rutherford

75 State Street

26th Floor

Boston, MA 02109

Telephone: (617) 960-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

WITH A COPY TO:

Joshua N. Korff

Kirkland & Ellis LLP

153 East 53rd Street

New York, New York 10022

(212) 446-4800

August 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Giant Investment, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With(1)	7.	Sole Voting Power

	8.	Shared Voting Power 1,957,586

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,957,586

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 1,957,586

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person (See Instructions) OO

(1) See discussion in Item 5 of this Schedule 13D.

2 of 13

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Parthenon Investors II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With(2)	7.	Sole Voting Power

	8.	Shared Voting Power 1,884,764

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,884,764

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(2) 1,884,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) PN

(2) See discussion in Item 5 of this Schedule 13D.

3 of 13

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PCap Partners II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With(3)	7.	Sole Voting Power

	8.	Shared Voting Power 1,884,764

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,884,764

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(3) 1,884,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) OO

(3) See discussion in Item 5 of this Schedule 13D.

4 of 13

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PCap II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With(4)	7.	Sole Voting Power

	8.	Shared Voting Power 1,884,764

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,884,764

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(4) 1,884,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) OO

(4) See discussion in Item 5 of this Schedule 13D.

5 of 13

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John C. Rutherford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With(5)	7.	Sole Voting Power

	8.	Shared Voting Power 1,939,772

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,939,772

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(5) 1,939,772

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) IN

(5) See discussion in Item 5 of this Schedule 13D.

6 of 13

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ernest K. Jacquet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With(6)	7.	Sole Voting Power

	8.	Shared Voting Power 1,939,772

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,939,772

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(6) 1,939,772

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) IN

(6) See discussion in Item 5 of this Schedule 13D.

7 of 13

CUSIP No. 88650Q100

This Statement on Schedule 13D/A (this "Statement") relates to the shares of Class B Common Stock, no par value, (the "Common Stock") of Tier Technologies, Inc. ("Tier"). This statement is filed by Giant Investment, LLC, a Delaware limited liability company (“Giant”); Parthenon Investors II, L.P., a Delaware Limited Partnership (“Parthenon”); PCap Partners II, LLC, a Delaware limited liability company (“PCap Partners”); PCap II, LLC, a Delaware limited liability company (“PCap II”); John C. Rutherford and Ernest K. Jacquet.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D originally filed on July 15, 2005 is hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended as follows:

The reporting persons obtained funds (approximately $16.5 million) to make the purchases described herein from capital contributions and investments from their members or partners and working capital in the ordinary course of business, and, in the case of the individuals, from personal assets.  No funds were borrowed by any of the reporting persons in order to complete the transactions described herein.

Item 4.	Purpose of Transaction
Item 4 is hereby amended as follows:

The reporting persons acquired a 9.6% stake in Tier for investment purposes because of their belief that the market price of the Common Stock is less than the intrinsic value of Tier on a per-share basis.  While Giant has no current proposals to acquire Tier, in the past, affiliates of Giant have made proposals to Tier relating to the acquisition of Tier and Giant and its

8 of 13

CUSIP No. 88650Q100

affiliates reserve the right to make such proposals in the future. Additionally, Giant, and its affiliates, may make further acquisitions or dispositions of the securities of Tier at any time.
Item 5.	Interest in Securities of the Issuer
Item 5 has been amended as follows: As of August 7, 2005:

(a)-(b)  Giant directly beneficially owns 1,957,586 shares of Common Stock, representing 9.6% of the outstanding Common Stock of Tier based on 20,373,631 shares of Common Stock outstanding.  Accordingly, as parents of Giant, each of Parthenon (managing member of Giant), PCap Partners (general partner of Parthenon) and PCap II (managing member of PCap Partners) may be deemed to beneficially own their proportional interest in the shares of Common Stock directly beneficially owned by Giant, comprising 1,884,764 shares of Common Stock, representing 9.3% of the outstanding Common Stock of Tier.

Additionally, as control persons of various entities indirectly investing in Giant, each of Mr. Rutherford and Mr. Jacquet may be deemed to beneficially own a proportional interest in the shares of Common Stock directly beneficially owned by Giant comprising 1,939,772 shares of Common Stock, representing 9.5% of the outstanding Common Stock of Tier.

(c) The following transactions in the Issuer’s Common Stock were executed by the respective reporting persons identified in the table below, in the 60 days prior to the date of the original report.  Each of the purchases and sales of Common Stock were made in the open market.  All transactions were purchases, except for the sales marked with an asterisk.

Transaction Date	Number of Shares Purchased/(Sold) by Giant	Number of Shares Relating to Parthenon, PCap Partners and PCap II’s Proportional Interest (96.28%)	Number of Shares Relating to Rutherford and Jacquet Proportional Interest (99.09%)	Price Per Share
5/10/2005	50,500	48,621	50,040	$8.51
5/11/2005	28,000	26,958	27,745	$8.39
5/12/2005	54,500	52,473	54,004	$8.30
5/13/2005	35,000	33,698	34,682	$8.20
5/16/2005	80,000	77,024	79,272	$8.25
5/17/2005	16,600	15,982	16,449	$8.25
5/18/2005	5,000	4,814	4,955	$8.20
5/19/2005	11,300	10,880	11,197	$8.09
5/20/2005	3,000	2,888	2,973	$8.07
*6/02/2005	(88,000)	(84,726)	(87,199)	$(9.60)
6/10/2005	1,400	1,348	1,387	$8.49
6/15/2005	31,675	30,497	31,387	$8.50
6/21/2005	10,000	9,628	9,909	$8.49
6/22/2005	57,100	54,976	56,580	$8.50
6/24/2005	37,500	36,105	37,159	$8.50
6/29/2005	3,000	2,888	2,973	$8.34
7/01/2005	4,000	3,851	3,964	$8.32
7/05/2005	500	481	495	$8.35
7/06/2005	40,000	38,512	39,636	$8.32
7/06/2005	15,000	14,442	14,864	$8.34
7/07/2005	98,100	94,451	97,207	$8.40
7/8/2005	200	193	198	$8.50
7/11/2005	9,100	8,761	9,017	$8.50
7/12/2005	2,700	2,600	2,675	$8.49
7/15/2005	1,500	1,444	1,486	$8.58
7/19/2005	55,000	52,954	54,500	$9.00
7/28/2005	120,000	115,536	118,908	$9.00
*7/29/2005	(1,969)	(1,896)	(1,951)	$(9.60)
*8/1/2005	(600)	(578)	(595)	$(9.63)
8/1/2005	15,000	14,442	14,864	$8.57
8/2/2005	100,000	96,280	99,090	$8.00
8/2/2005	203,000	195,448	201,153	$8.10
8/2/2005	6,600	6,354	6,540	$8.10
8/3/2005	222,700	214,416	220,673	$8.13
8/5/2005	121,000	116,499	119,899	$8.08

9 of 13

CUSIP No. 88650Q100

Item 7.	Material to Be Filed as Exhibits
99.1. Joint Filing Agreement

10 of 13

CUSIP No. 88650Q100

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2005

Giant Investment, LLC

By: Parthenon Investors II, L.P., as managing member

By: PCap Partners II, LLC, as general partner

By: PCap II, LLC, as general partner

By: /s/ John C. Rutherford
Name: John C. Rutherford
Title: Managing Member

Parthenon Investors II, L.P.

By: PCap Partners II, LLC, as general partner

By: PCap II, LLC, as general partner

By: /s/ John C. Rutherford
Name: John C. Rutherford
Title: Managing Member

PCap Partners II, LLC

By: PCap II, LLC, as general partner

By: /s/ John C. Rutherford
Name: John C. Rutherford
Title: Managing Member

11 of 13

CUSIP No. 88650Q100

PCap II, LLC

By: /s/ John C. Rutherford
Name: John C. Rutherford
Title: Managing Member

/s/ John C. Rutherford
Name: John C. Rutherford

/s/ Ernest K. Jacquet
Name: Ernest K. Jacquet

12 of 13

CUSIP No. 88650Q100

INDEX TO EXHIBITS

Exhibit Number	Document
99.1.	Joint Filing Agreement

13 of 13